China Chemical Corp.

Essential Chemicals For Manufacturing



Safe Harbor Statement

Certain statements included in this China Chemical Corp. ("CHCC") presentation including, without limitation, those regarding proposed or envisioned transactions constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of CHCC to be materially different from future results, performance or achievements express or implied by those forward-looking statements. These risks and uncertainties include, but are not limited to, general business and market conditions, political, economic and financial risks associated with operating in China, and fluctuations in the underlying commodities prices, and specifically the risks involved with operating a business in the chemical manufacturing industry. When used in this document, the words "scheduled", "anticipate", ''believe", "estimate", "expect", "intent", "may", "project", "plan", "should", and similar expressions are intended to be among the statements that identify forward-looking statements. Although CHCC believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements.

Introduction – *The Company*

China Chemical Corp. (OTCBB:CHCC)

Company focuses on three chemical compounds:

- Phthalic Anhydride (PA)
- Maleic Anhydride (MAH)
- 1,4 – Butanediol (BDO)

China Chemical – *Strategically Located in Zibo City*



Shandong Province

- Shandong is strategically located between Shanghai and Beijing
- Fifth largest output of coal
- 3rd largest provincial GDP (~US$495 billion - 2009)
- Nominal GDP growth (~11.9 percent - 2009)

Zibo City

- Located in Shandong province, one of the many coastal provinces that enjoy above average economic growth
- Famous Industrial City known for its Petrochemical Industry

Company Overview

- Zibo Jiazhou Chemical Industry Co., Ltd., established in 2001
  - 10 years as State Owned Enterprise
  - 10 years as a private company
  - 1 year as a public company

- 176 full-time employees

- Highest government ratings and award winning business practices
  - National service, customer satisfaction, and quality awards
  - "Government Key Taxpayer" Status
  - "Shandong Famous Trademark"

Company History

January 2001	• Zibo Jiazhou Chemical IndustryCo., Ltd. established to produce organic compounds
April 2007	• Phase one construction completed - 10,000 metric tons/year MAH production line put into operation
June 2008	• Phase two construction completed - additional 20,000 metric tons/year MAH production capacity
October 2009	• Construction begins on additional 30,000 metric tons/year MAH production line
May 2010	• Planning, design, and permitting completed for 50,000 metric tons/year MAH/BDO co-generation facility
	• 30,000 metric tons/year MAH expansion completed and began testing phase
October 2010	• The 50,000 metric ton/year MAH/BDO co-generation facility begins site development
January 2011	• MAH expansion facility operational
	• Certified as a High-Tech Enterprise

Products - *Phthalic Anhydride*



- **Phthalic Anhydride (PA) is an organic chemical used primarily in the production of polyvinyl chloride (PVC)**

- High volume "commodity plastic" for packaging, film, magnetic tape, tires, pipes, hoses, containers, and other everyday products

- PA Sales equaled 44.86% of revenue for 2010

- PA Gross Margin equaled 17% for 2010

- PA production process generates steam and acid water, which are sold for revenue

Products - *Maleic Anhydride*



- **Maleic Anhydride (MAH) is an organic chemical used primarily in the production of unsaturated polyester resins (UPR)**

- High-performance "engineering plastics" with superior mechanical, thermal, and elastic properties

- MAH Sales equaled 35.47% of revenue for 2010

- MAH Gross Margin equaled 26% for 2010

- MAH production process generates steam and acid water, which are sold for revenue

- Total capacity is at 60,000 metric tons per year (30,000 metric tons added December 2010)

Products - *1,4-Butanediol (BDO)*



- **1,4-Butanediol (BDO) and its derivatives* are used in the manufacturing of apparel, automotive, construction, packing, electronics, and drugs**
- High-performance "engineering plastics" with superior mechanical, thermal, and elastic properties
- Uses MAH as feedstock
- Gross Margin is 26% (MAH) + est. 32%(BDO) = 58% for the first year of operation

*Tetrahydrofuran, Polyurethanes, Polybutylene Terephthalate

Growth Strategy

China – World's Largest Chemical Consumer

China
Western Europe
United States
Middle East
Japan
Other



China is the largest consumer of MAH

Consumption of MAH expected to grow 5.3% per year from 2009 to 2014

Approximately 51% of MAH is consumed for unsaturated polyester resins; followed by 13% consumption for BDO

Growth Strategy
1,4-Butanediol (BDO) Value Chain



Benzene

MAH

MAH Market

BDO

BDO Market

Sales Geographically

Over 300 customers with 37 located within Shandong Province

Year Ended Dec 31, 2010

Province	Amount	% of Total Revenue
Shandong	$ 56,581,729	74.77%
Henan	$ 12,035,316	15.90%
Hebei	$ 1,410,609	3.69%


Tianjin
Bo Sea
HEBEI
Dezhou
Yantai
Weifang
Jinan
Qingdao
East China Sea
Yellow River
Jining
SHANDONG
400km
600km
HENAN
JIANGSU
ANHUI
0
100 km

Current Capacity with Future Expansion

Phthalic Anhydride (PA)

- 50,000 metric tons annually

Maleic Anhydride (MAH)

- 60,000 metric tons annually

1,4 – Butanediol (BDO)

- (Planned: 50,000 metric tons annually)

Photo Walkthrough Legend



This picture was produced by GoogleMaps and is not current.

1. CHCC Headquarters
2. PA Production Facility
3. Bridge to MAH and BDO sites
4. Original MAH Production Facility
5. Expansionary MAH Production Facility
6. 1,4-Butanediol Facility Land

Financials - *Balance Sheet*

	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008
Cash	$3,260,299	$828,921	$149,901
Current Assets	$129,629,569	$75,200,505	$50,207,433
Fixed Assets (Net Value)	$74,428,715	$52,472,912	$58,296,045
Construction in Progress	$32,151,137	$21,362,696	$91,686
Other Assets	$21,921,696	$20,410,407	$10,549,990
Total Assets	**$258,131,117**	**$169,446,520**	**$119,145,154**
Long-term Liabilities (incl. bank loans, notes, etc.)	$30,005,469	$20,682,978	$0
Total Liabilities	**$177,365,820**	**$104,798,580**	**$67,838,122**
Total Shareholder Equity	**$80,765,297**	**$64,647,940**	**$51,307,032**

Financials - *Financial Overview ($US)*

Revenue ('08-'10) +28.51%



$45,819,000 — 2008
$56,921,000 — 2009 — +24%
$75,674,000 — 2010 — +33%

Gross Profit ('08-'10) +72.84%



$5,686,000 — 2008
$10,890,000 — 2009 — +92%
$16,984,000 — 2010 — +56%

Net Income After Tax ('08-'10) +60.46%



$5,329,000 — 2008
$10,005,000 — 2009 — +88%
$13,721,000 — 2010 — +37%

 CAGR – Compounded Annual Growth Rate

Income Statement - *Three Months Ended March 31, 2011*

1st Quarter ended	March 31, 2011	March 31, 2010	YoY % Change
Revenue	$18,417,150	$16,781,643	10%
Gross Profit	$3,760,817	$4,482,694	(16.1)%
Net Income After Tax	$3,210,461	$3,959,046	(18.91)%

Corporate Structure



China Chemical Corp.
(An OTCBB Listed Company)

100%



Gold Champ Consultants Limited
(A Hong Kong Company)



100%



Zibo Costar Information
Consulting Co., Ltd.



100%   Management Consulting Services Agreement
Exclusive Technology Consulting Agreement
Voting Rights Proxy Agreement
Purchase Option Agreement
Equity Pledge Agreement



Zibo Jiazhou Chemical Industry Co., Ltd

Appendix – *Corporate Team*

Lu Feng – CEO, President
(2001-present)

- Provides daily guidance, direction, and implementation of sales, operational, financial strategies and policies
- Successfully increased the assets of China Chemical Corp. from *RMB22 million to over RMB222 million within 6 years*

Yan Kai – COO, CAO
(2005-present)

- Supervises and directs all employees towards achieving quantitative and qualitative goals to provide a positive income level through proper administration of the Annual Financial/Operating Forecast Plan

Zhang Lianjun – CMO
(2005-present)

- Responsible for motivating, directing, and evaluating the Sales Force and Sales Support Personnel at China Chemical Corp.
- Led total sales growth over 5 years in a mature product category under intense competition with new, well-funded competitors
- Record breaking unit sales

Dean Huge – CFO, Treasurer
(Sept. 30, 2010-present)

- Chief Financial Officer of China Chemical Corp.
- Oversees compliance of legal, accounting and administrative issues including the completion of the 2008, 2009 and 2010 Audits

Li Bin – CAO Accounting Officer
(2005-present)

- Accurate and timely reporting of the business and financial position; including maintenance of appropriate systems for internal and external reports of the results on a GAAP, tax and cash basis
- Conducts periodic audits of the procedures and operations at all levels
- Improves internal accounting organization, guidance and data management system; enforces accounting and financial management regulations
- Supervises the reconciliation of budgets, settlement statements, and reviews the financial statements on a timely basis

Appendix – *Corporate Team*

Certified Public Accountants
Weinberg & Company P.A.

US Counsel
Sichenzia Ross Friedman Ference LLP

PRC Counsel
Grandall Legal Group

Investor Relations
RedChip Companies, Inc.



Appendix – *Corporate Team*

Certified Public Accountants
Weinberg & Company P.A.

Weinberg & Company is a professional audit, tax and advisory firm
They provide personalized services at reasonable fees that larger, decentralized CPA firms cannot match. Our firm offers international services to public and privately held clients who need a professional auditor and advisor to help accomplish their quarterly and annual objectives.

Global Reach
They provide domestic and international audit and advisory services to public and privately held entities. Approximately 75% of our clients are small to mid-cap SEC companies. The remaining 25% are closely-held businesses that require a CPA firm who can assist with more complex decision making needs and provide advanced planning.

Main Purpose
Its primary objective is to ensure reporting deadlines are met with accurately reported financial results. By far, this is our highest standard of measurement. Accurate financial results are the benchmark to measure business performance. Beyond, the reporting function, Weinberg & Company provides management with the financial information and operational insight to help achieve immediate and long-term objectives.

Professional Depth
Many of their professionals are former partners, managers and staff of international and regional accounting firms. They are accessible, provide personalized and responsive service throughout the world, and maintain an open line of communication at all times. They can help with reporting needs, financial statement or special purpose audits, Sarbanes-Oxley compliance, tax strategies and filings, M & A service, fraud prevention requirements, IPO planning, and advisory services.

Credentials
Their firm has undergone peer review performed by an AICPA approved CPA firm, is a member of the AICPA Division of Firms SEC and Private Companies Practices Sections, and is registered with the Public Company Accounting Oversight Board

Appendix – *Corporate Team*

US Counsel
Sichenzia Ross Friedman Ference LLP

Sichenzia Ross Friedman Ference LLP (SRFF) is headquartered in New York and offers a full range of financial and business legal services. SRFF specializes in advising corporations on all securities matters including public offerings, private investment in public entities (PIPEs) deals and international reverse merger transactions. The Firm is a recognized leader in PIPEs transactions for publicly traded companies and has completed over 300 deals to date, totalling approximately $1.5 billion since 2001. SRFF maintains dedicated Asian and Israeli corporate practice groups and is acknowledged for legal excellence, expertise and a strong commitment to innovation and client service.

Sichenzia Ross Friedman Ference LLP provides experienced, professional representation in all matters involving the securities industry, as well as in all general corporate and litigation matters.

Their clients range from start-ups to established, listed companies. They include private and public corporations, partnerships, broker-dealers, bank-affiliated broker-dealers, investment advisors, registered personnel, public and corporate customers and investors, partnerships and other entities. They also advise institutional investors on transactions involving complex securities law considerations. Their practice includes the representation of clients located in the United States and throughout the World, including Argentina, Austria, Australia, Canada, China, Germany, Hungary, Israel, Korea, Malaysia, Mexico, Switzerland and the United Kingdom.

Its areas of expertise include corporate and commercial transactions, securities litigation, and arbitration, administrative practice before regulatory agencies, mergers and acquisitions and broker-dealer regulation. In addition, they provide guidance to Boards of Directors and corporate managers who now operate in an increasingly complex and changing landscape of securities rules, litigation risks and investor scrutiny.

Appendix – *Corporate Team*

PRC Counsel
Grandall Legal Group

Grandall Legal Group (Grandall) is the first law firm in China to be registered as a "Legal Group", approved by the Ministry of Justice of the People's Republic of China. The establishment of Grandall in 1998 was the result of an amalgamation of 3 prominent pioneer law firms; TangRen Law Firm (Shenzhen), WanGuo Law Firm (Shanghai) and Michael Zhang & Associates (Beijing). Grandall is one of the first nation-wide full service law firms and remains a market leader to date.

Grandall has grown from a humble size of 15 attorneys to an impressive 100+ partners, 1200+ legal attorneys, trademark / patent attorneys, foreign legal counsels and various other legal professionals over the past decade. In term of the number of lawyers, Grandall is the second largest law firm in China. The Firm is headquartered in Beijing and branch offices exist in Shanghai, Shenzhen, Tianjin, Hangzhou, Guangzhou, Kunming, Chengdu, Ningbo and Hong Kong.

The firm is a global player in the legal services industry. Via the auspices of CEPA, Grandall was bestowed the honor of being the first mainland law firm to form a branch office in Hong Kong. Presently, Grandall continues to explore close working relationships with prominent law firms across the world, including the USA, Latin America, Europe, South-East Asia, the Middle-East, Africa and Australia.

Recently the work of Grandall Legal Group was showcased at the 2009 ALB Awards alongside the world's leading international law firms. Notable accomplishments included Grandall's work for Guangdong Nuclear Power, both Grandall and Clifford Chance ranked as Finalists for Energy and Resource Deal of the Year. The deal was viewed as one of the largest JV's in China to date and one the highest valued contracts signed in the history of the French nuclear power industry. Alongside Baker and McKenzie, Grandall ranked as a finalist under the category of Equity Market Deal of the Year for their work on the IPO for China South Locomotive & Rolling Stock IPO.

Appendix – *Corporate Team*

Investor Relations
RedChip Companies, Inc. ("RedChip")

RedChip's long history of success includes the first to issue independent research coverage on Starbucks in 1992. Other names RedChip discovered as they were on the cusp of becoming Blue-Chip stocks were: Nike™, MarketWatch.com™, Daktronics™.

Over the years, RedChip has evolved into a full-service financial public relations firm, representing hundreds of NASDAQ, NYSE and AMEX companies. The RedChip platform is the most comprehensive platform available today for emerging growth companies. With offices in Orlando, Beijing, Seoul, and Paris, RedChip reaches hundreds of thousands of investors simultaneously with its robust platform of services and products:

- Independent Subscriber Based Research (see TheRedChipReview.com)
- Company Sponsored Research Reports written by the best CFA's in the small-cap sector and mailed to thousands of investors
- Editing, Writing of Press-Releases, 10Q's, 10K's, 8K's
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- Shareholder Intelligence Data Services

Contact Us

Investor Relations:

Dave Gentry
RedChip Companies, Inc.
500 Winderley Place, Suite 100
Maitland, FL 32751
Tel: 1-800-733-2447
Email: info@redchip.com

Please contact the number above for additional information regarding China Chemical Corp. (OTCBB:CHCC)